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Austin Gold Provides Update on Exploration Activities

June 25, 2024

Summary

- A significant soil and stream sediment sampling program is being planned at our Lone Mountain Project near the Carlin gold district in Elko County, Nevada.  Field work is scheduled for early summer.

- Austin is moving forward with a "Plan of Operations" at its Stockade Mountain Project in Malheur County, Oregon, to allow greater flexibility in drill site placement.

- The Company plans to follow up on encouraging results from the 2023-2024 winter drilling program at Stockade Mountain with a reverse circulation ("RC") drilling program.

- Austin has renegotiated the terms of the Option to Joint Venture Agreement on the Kelly Creek Project, Humboldt County, Nevada, by extending the date required to earn a 51% interest by two years.

- The Company is fully funded for the planned exploration programs discussed herein.

Vancouver, BC, Canada -- Austin Gold Corp. ("Austin" or the "Company") (NYSE American: AUST) announces this update on activities at its Lone Mountain Project, Elko County, Nevada, at its Stockade Mountain Project, Malheur County, Oregon, and regarding its Kelly Creek Project, Humboldt County, Nevada.

The Lone Mountain Project area exposes one of about a dozen lower-plate carbonate windows through the regional Roberts Mountains thrust and related faults.  The large Carlin-type deposits at Carlin, Jerritt Canyon, and Cortez are localized in or near such carbonate windows.  Additionally, the Lone Mountain property is an Eocene intrusive complex, and such high-level intrusions have regionally been linked to a wide array of Eocene gold mineralization from Carlin-type and distal disseminated gold deposits to high-temperature Au-Ag-Cu-Zn skarns. The project is located 20 miles northeast of the Carlin Trend (where more than 90 million ounces of gold has been produced) and is on the southern end of the Independence-Jerritt Canyon Trend (where more than 8 million ounces of gold has been produced).

Although significant historical exploration has been conducted at Lone Mountain, large areas of the property remain untested, or minimally tested, by drilling.  Historical soil and stream sediment sampling programs reveal areas with strongly anomalous arsenic, antimony and mercury in structurally complex zones that have not been drilled.  Austin plans to verify and significantly expand on the historical sampling programs to target areas of promising hydrothermal alteration and mineralization. The results of these planned sampling programs, combined with the historical results and gravity surveys conducted in 2023, will be used for gold deposit targeting.

At the Stockade Mountain Project, Malheur County, Oregon, Austin intends to aggressively follow-up on encouraging gold mineralization encountered during the 2023-2024 winter drilling program.  As previously reported, the initial three holes confirmed that the mineralizing system at Stockade Mountain is robust and contains significant gold grades, with the strongest intercepts being 8.19 grams/tonne ("g/t") over 4 feet (1.2 m) and 9.32 g/t over 2.7 feet (0.82 m). Due to the long access roads and the 5-acre disturbance limitation under a Bureau of Land Management "Notice" level exploration permit, Austin is undertaking a "Plan of Operations" using an environmental consultant to allow for greater flexibility for drill site locations and access.

Stockade Mountain is a gold and silver exploration-stage project with a history of significant exploration work, most notably by BHP-Utah, Phelps Dodge and Placer Dome in the 1990s, followed by 20 years of little to no work. Austin's drilling program is designed to test beneath known high-level gold/silver-bearing stockwork mineralization for high-grade vein deposits formed deeper in the hydrothermal system. Austin is planning a RC drill program, with the timing subject to permitting, to continue the exploration for the hypothesized high-grade vein systems.

Austin has renegotiated the terms of the Option to Joint Venture Agreement on the Kelly Creek Project, Humboldt County, Nevada, by extending the date required to earn a 51% interest by two years.  Under the terms of the amended agreement, Austin must spend a cumulative total of C$2.5 million by June 30, 2027, which total includes the amount already incurred on the project by the Company, which is US$923,757.  To earn an additional 19% (for a total of 70% interest for Austin) the Company must spend another C$2.5 million with no time limit and pay the underlying property lease payments and BLM and county fees to keep the properties in good standing.  Austin continues to determine the best options for further exploration of the Kelly Creek Project.

The Company is fully funded for all planned exploration programs.

Robert M. Hatch, the Qualified Person for Austin as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects, has approved the scientific and technical information in this news release.

About Austin Gold Corp.

Austin is a gold exploration company focused on gold targets and making district-scale gold discoveries in the southwestern United States.

Austin has two projects in Nevada. The Kelly Creek Project is located on the Battle Mountain-Eureka (Cortez) gold trend in Humboldt County and the Lone Mountain Project is on the Independence-Jerritt Canyon gold trend in Elko County. Collectively, these Nevada properties comprise approximately 78.9 km2 of unpatented lode mining claims and private property.  In Oregon, the Stockade Mountain Project consists of approximately 21.5 km2 of unpatented mining claims situated in a geological environment that appears the same as the nearby Grassy Mountain Deposit that is being permitted for underground mining.

For further information, please contact:

Darcy A. Higgs, Vice President, Business Development

604-644-6580

darcy.higgs@austin.gold

Website: www.austin.gold

Safe Harbor / Forward-Looking Statements

This press release contains "forward-looking information" within the meaning of applicable securities laws that is intended to be covered by the safe harbors created by those laws. "Forward-looking information" includes statements that use forward-looking terminology such as "may", "will", "expect", "anticipate", "believe", "continue", "potential" or the negative thereof or other variations thereof or comparable terminology. Such forward-looking information includes, without limitation, the Company's expectations, strategies and plans for the Lone Mountain Project, the Stockade Mountain Project, and the Kelly Creek Project, including the Company's planned expenditures and exploration activities.

Forward-looking information is not a guarantee of future performance and is based upon a number of estimates and assumptions of management at the date the statements are made. Furthermore, such forward-looking information involves a variety of known and unknown risks, uncertainties and other factors which may cause the actual plans, intentions, activities, results, performance, or achievements of the Company to be materially different from any future plans, intentions, activities, results, performance, or achievements expressed or implied by such forward-looking information.

The Company cautions that there can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, investors should not place undue reliance on forward-looking information.

Except as required by law, the Company does not assume any obligation to release publicly any revisions to forward-looking information contained in this press release to reflect events or circumstances after the date hereof.